Exhibit (a)(2)(Q)

Juno Compensation & Equity FAQs

1.	There are a lot of details surrounding my compensation lately and I’m a little confused. Can you break it down for me?

Due to the timing of our proposed acquisition by Celgene Corporation (“Celgene”), the annual Juno compensation review is running in close proximity to acquisition-related compensation activities, which can cause confusion. Below is a high-level overview to help you understand each component:

A.	Juno Annual Comp Review: Annual review of compensation that includes base salary adjustments, 2017 annual bonus determination, promotions, and equity award grants in the form of restricted stock units (RSUs):

•	RSU grants occurred February 12 and will vest 25% annually over 4 years from the grant date

•	2017 annual bonus payout – February 23 paycheck

•	Base salary adjustments – effective as of the week of February 4, will appear on February 23 paycheck

B.	“Focus Bonus” – Acquisition-Related: Special bonus pool to reward eligible Juno employees for continued focus on strong performance of near term objectives to help ensure we successfully execute on our 2018 goals, and for continuing to Think Big, Be Brave, and Deliver during this period of transition. Recipients of the award would receive payment at the earlier of (i) the closing of the transaction or (ii) November 30, 2018. This bonus would be paid via Juno payroll with taxes withheld at the applicable supplemental tax rate.[1]

C.	Juno Equity Award Actions – Acquisition-Related: Existing Juno equity awards will be partially accelerated and cashed out at the closing of the acquisition, with the remaining unvested amounts converted to new Celgene equity awards. The portion of each Juno equity award to be accelerated and cashed out (i.e., converted to cash and paid to the award holder) depends on the type of equity award, the time at which it was granted, and the original vesting schedule. Please refer to the “Equity Award Acceleration Cheat Sheet” previously distributed by Juno’s Legal team, which provides a high-level summary of how equity awards will be treated in the acquisition.

The associated cash-out payments will occur within a few weeks following the closing of the acquisition. For the amounts that are cashed out, here is a summary of how payment will occur:

Type of Equity	How Does Payment Occur?	Tax Withholding and Other Considerations
Shares outstanding from RSUs or restricted stock awards (RSAs) that have previously vested or options that have previously been exercised	Exchanged for cash in your brokerage account where the shares are held (generally, Charles Schwab)	Generally, no tax withholding will occur for these payments. You will need to plan accordingly to reserve enough cash to cover tax liability. There is no reporting of these transactions on your 2018 W-2; these transactions may be reported to you on Form 1099 by your broker. We urge you to consult with your personal tax or financial advisor regarding these transactions.

[1]	Federal taxes on supplemental income are calculated at a rate of 22% on the first $1 million and 37% on any amount in excess of $1 million.

Type of Equity	How Does Payment Occur?	Tax Withholding and Other Considerations
Unvested portions of RSAs that accelerate and are cashed out at closing, for RSAs for which an 83(b) election was filed	Cancelled at closing, with the value of the cancelled portion paid through Juno payroll	Generally, no tax withholding will occur for these payments. You will need to plan accordingly to reserve enough cash to cover tax liability. We urge you to consult with your personal tax or financial advisor regarding these transactions.

ESPP shares held	Exchanged for cash in your brokerage account where the shares are held (generally, Charles Schwab Equity Award Center)	Generally, no tax withholding will occur for these payments. However, the disposition of your ESPP shares will be reported as income on your 2018 W-2, and taxes will likely be due. This may also be deemed a “disqualified” disposition subject to higher (ordinary income) tax rates in part, depending on your holding period. We urge you to consult with your personal tax or financial advisor regarding these transactions.

Vested, but unexercised, options (NQ or ISO)	Cancelled at closing, with the value ($87 minus the applicable exercise/strike price of the option) of the cancelled portion paid through Juno payroll	We are required to withhold taxes from these payments at the applicable supplemental payroll tax rate. The earnings and taxes from the cash pay outs will be reported on your 2018 W-2. Please note that the supplemental payroll tax rate[2] may differ from your actual ordinary income tax rate, and as such, you may owe additional tax on the amounts paid to you. We urge you to consult with your personal tax or financial advisor regarding these transactions.

[2]	Federal taxes on supplemental income are calculated at a rate of 22% on the first $1 million and 37% on any amount in excess of $1 million.

Type of Equity	How Does Payment Occur?	Tax Withholding and Other Considerations
The portion of unvested options (NQ or ISO), RSUs, performance restricted stock units (PSUs), and RSAs (no 83(b) election) that accelerate and are cashed out at closing	Cancelled at closing, with the value paid through Juno payroll	We are required to withhold taxes from these payments at the applicable supplemental payroll tax rate. The earnings and taxes from the cash pay outs will be reported on your 2018 W-2. Please note that the supplemental payroll tax rate may differ from your actual ordinary income tax rate, and as such, you may owe additional tax on the amounts paid to you. We urge you to consult with your personal tax or financial advisor regarding these transactions.

2.	What happens to unvested RSUs or RSAs that are not cashed out at closing?

Your unvested Juno RSUs or PSUs that are not cashed out at closing will be converted into Celgene RSUs based on a conversion ratio that adjusts for the difference between $87, the per share tender offer price, and Celgene’s volume weighted average closing sale price for a 15 trading-day period preceding the completion of the tender offer. An example assuming a volume weighted average closing sale price of $100 per share for Celgene common stock is as follows:

FOR ILLUSTRATIVE PURPOSES ONLY

	Juno	Celgene
Offer Price/Reference Price	$87	$100
Conversion Ratio	$87/$100 = .87
# of RSUs	100 converts to =>	87
RSU Value	$87 × 100 = $8,700	$100 × 87 = $8,700

Unvested Juno RSAs that are not cashed out at closing will be treated in a similar manner, but will convert into Celgene RSAs instead of Celgene RSUs.

3.	What happens to unvested options that are not cashed out at closing?

Your unvested Juno options that are not cashed out at closing will be converted into options to purchase Celgene common stock based on a conversion ratio that adjusts for the difference between $87, the per share tender offer price, and Celgene’s volume weighted average stock price for a 15 trading-day period preceding the completion of the tender offer. This conversion ratio will also be used to determine the exercise price of your converted Celgene options in a way that preserves the aggregate spread in the option, as illustrated by the example below. The conversion ratio applicable to unvested Juno options is the same as the conversion ratio that will apply to Juno RSUs.

FOR ILLUSTRATIVE PURPOSES ONLY

	Juno	Celgene
Offer Price/Reference Price	$87	$100
Conversion Ratio	$87/$100 = .87
# of Options	100 converts to =>	87
Exercise Price	$30 converts to =>	$34.4827 (or 30/.87)
Net Value on Exercise	$87 – $30 = $57 $57 × 100 = $5,700	$100 – $34.4827 = $65.5173 $65.5173 × 87 = $5,700

4.	Will 401(k) contributions be withheld from the focus bonus and equity award cash-out payments?

The Juno 401(k) plan will be terminated before the equity award cash-out payments occur, so you will not be able to contribute the cash-out payments to your 401(k) account. We expect the Juno 401(k) plan to be terminated before the focus bonus payments as well, in which case you similarly will not be able to contribute focus bonus payments to your 401(k) account.

If the acquisition does not occur and the focus bonus is paid out in November 2018, then that bonus will be eligible for contribution in the 401(k).

5.	Will tax withholdings through payroll be enough to cover my tax liability for the focus bonus and equity award cash-out payments?

The focus bonus and equity award cash-out payments are considered “supplemental wages” with a federal tax rate of 22% or 37%, depending on your total supplemental wages to date at the time they are paid. In many cases, that tax rate will cover only a portion of what you may owe. We urge you to seek the advice of a tax advisor to ensure you understand whether you will owe additional taxes. At the end of this document are some tax advisor and financial planning resources.

6.	What if I change my tax withholdings in ADP? Will that cover the owed taxes on the focus bonus and equity award cash-out payments?

We urge you to seek the advice of a tax advisor to ensure you understand whether you will owe additional taxes, and how you might adjust your withholdings in ADP. We will separately be providing you a list of some tax advisor and financial planning resources.

7.	I have a large purchase that I’d really like to use that extra money toward and don’t want to wait for next year’s tax season.

Ultimately, you are the manager of your personal finances. If you’re not sure about additional taxes owed, it’s best to reach out to a tax advisor or certified financial planner to guide you so that you’re confident and know how to plan appropriately.

8.	I tried to calculate the value of the portion of my Juno equity awards that will accelerate and be cashed out at the closing, but I’m not confident my calculation is correct. Will I receive a statement outlining the value of my equity award cash-out payment?

We are still working out the logistics of the calculations and payments with Celgene. When we know more, we will communicate more information about whether, and when, such a statement will be made available to you.

9.	When will I receive my equity award cash-out payments?

Equity award cash-out payments will be made by 30 days or the second payroll date after closing, whichever is earlier. A specific date will not be set until the closing date is determined.

10.	Will benefit contributions be withheld from my focus bonus and equity award cash-out payments?

No, benefit contributions will not be withheld from either payment.

11.	Will my 2018 RSU grant be subject to the partial cash-out payment as well?

Yes, please refer to the second page of the Equity Award Acceleration Cheat Sheet previously distributed by Juno’s Legal department for a summary of how these awards will be treated.

12.	I noticed that the next scheduled ESPP purchase date falls after the anticipated closing of the transaction. What will happen to the accumulated contributions in my ESPP account in connection with closing?

Juno will select a date that will serve as the final purchase date for purposes of the current offering period. Juno expects that this final purchase date will be February 23, 2018.

On the final ESPP purchase date, shares of Juno stock will be purchased based on a stock price equal to 85% of the lesser of the closing price on (i) the day the then-current offering period started and (ii) the final ESPP purchase date. If February 23, 2018 is the final ESPP purchase date and the stock is trading at $87 on the date, then you would acquire your shares at $47.94 per share (e.g., 85% of $56.40, which was the closing price on November 15, 2017, when the current offering period started).

As a reminder, the ESPP permits purchases of whole shares of Juno stock only. You will receive a cash refund of any contribution that is not enough to buy a whole share or otherwise exceeds the IRS limitations applicable to purchases under the ESPP.

13.	What will happen to the ESPP after the final purchase date?

Subject to the occurrence of the closing, the ESPP will terminate effective as of the closing date.

14.	Does Celgene have an ESPP?

No.

15.	Can I exercise my vested stock options?

You may exercise your vested stock options through Friday, February 23, 2018. Please note, however, that you may only sell Juno shares acquired upon such exercise if you are in an open trading window. Additionally, if you are subject to preclearance procedures under Juno’s Insider Trading Policy, you must obtain preclearance from either Zach Hale or Barney Cassidy before you sell any Juno shares. Please note that an open trading window does not necessarily mean you are cleared to trade. In accordance with Juno’s Insider Trading Policy and under applicable U.S. securities laws, at any time you are in possession of material non-public information you will be prohibited from trading in Juno securities.

For administrative reasons related to the closing of the acquisition, we will be suspending your ability to exercise stock options after February 23, 2018 until the closing of the acquisition. Vested options that are not exercised by February 23, 2018 will be cashed out as described in Question 2 above. Similarly, RSUs and RSAs that otherwise vest after February 23, 2018 through the closing of the acquisition will not be settled, and the shares that otherwise would be issuable to you upon such vesting will be cashed out in the same manner as the accelerated portion of RSUs and RSAs would be cashed out as described in Question 2.

16.	Will there be opportunities to meet with a financial expert at work?

Experts will be available for drop-in meetings at Dexter and Bothell the week of February 26. Optional Outlook calendar invites will be distributed. If you are not able to attend one of the drop-in events, a list of professional financial resources has been compiled for your convenience and will be distributed separately.

17.	What additional opportunities to learn will be available after the week of the initial onsite events?

Juno is working on some additional events throughout the year and will communicate details once scheduled.

This FAQ summarizes the treatment of outstanding Juno equity awards and certain other employee compensation-related matters. All aspects of employee equity awards and compensation matters are governed by the terms and provisions of the applicable plan documents and award agreements as well as the terms of the merger agreement to which Juno and Celgene are parties, and not by this FAQ. This FAQ is not intended to create any rights or obligations. If there is a conflict between anything in this document, the applicable plan document, award agreement and/or merger agreement, such documents, and not this communication, will govern.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Juno. Celgene and its subsidiary, Blue Magpie Corporation (“Purchaser”), have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Juno has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JUNO STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY. Stockholders of Juno MAY obtain a free copy of these documents and other documents filed by Juno, Celgene or Blue Magpie Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents by contacting Morrow Sodali, the information agent for the tender offer, toll-free at (800) 662-5200 (or at +1 (203) 658-9400 collect if you are located outside the U.S. and Canada), or by email to JUNO@morrowsodali.com.

Forward-Looking Statements

Certain statements in this communication, other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Juno by Celgene and Purchaser. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “aim,” “potential,” “continue,” “ongoing,” “goal” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. These statements reflect Juno’s current views concerning future events, including the planned completion of the tender offer and the merger, and are based on a number of assumptions that could ultimately prove inaccurate. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Juno’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of Juno. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger, (ii) uncertainties as to how many Juno stockholders will tender their Juno shares in the tender offer, (iii) the possibility that competing offers will be made, (iv) the possibility that various closing conditions for the transaction may not be satisfied or waived, (v) the risk that the merger agreement may be terminated in circumstances requiring Juno to pay a termination fee, (vi) risks related to obtaining the requisite consents to the tender offer and the merger, (vii) the possibility that the transaction may not be timely completed, if at all, (viii) the risk that, prior to the completion of the transaction, if at all, Juno’s business and its relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty, (ix) the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability, and (x) the risks and uncertainties pertaining to Juno’s business, including those detailed under “Risk Factors” and elsewhere in Juno’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Celgene and Purchaser and the Solicitation/Recommendation Statement to be filed by Juno in connection with the tender offer. Other factors that could cause actual results to differ materially include those set forth in Juno’s SEC reports, including, without limitation, the risks described in Juno’s Annual Report on Form 10-K for its fiscal year ended December 31, 2016 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Juno undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.